Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Financial Data”, “Senior Securities”, “Independent Registered Public Accounting Firm”, “Part C – Other Information”, and “Index to Exhibits” in the Registration Statement (Form N-2) and related Prospectus of TCP Capital Corp., dated April 28, 2017, filed for the registration of its common stock, preferred stock, debt securities, subscription rights, and warrants and to the use of our reports dated (a) March 9, 2015, with respect to the consolidated financial statements and schedules of TCP Capital Corp. (b) March 9, 2015, with respect to the financial statements and schedules of Special Value Continuation Partners, LP, and (c) May 29, 2015, with respect to the senior securities table.

/s/ Ernst & Young LLP

Los Angeles, California

April 28, 2017